

December 2, 2010

Michael P. Going
Senior Vice President,
General Counsel and Secretary
CNH Global N.V.
6900 Veterans Boulevard
Burr Ridge, IL 60527

   Re: CNH Capital Receivables LLC
      Registration Statement on Form S-3
      Filed November 19, 2010
      File No. 333-170703

Dear Mr. Going:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-

effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus

Risk Factors, page 2

You will bear the reinvestment risk and other interest rate risk, page 2

5. We note your disclosure in the first full paragraph after the third bullet in this risk factor. We also note your disclosure in the first sentence of the first paragraph on page 16. Please advise whether the asset pool will include any modified loans. If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the modification(s) and provide data regarding the number of modified loans in the Summary of Terms section and The Receivables Pool section of the prospectus supplement.

Origination of Receivables, page 7

Loan/Lease-to-Value Ratio, page 9

6. We note your disclosure that the amount financed as a percentage of the value of the related equipment can go as high as 125%. Please revise to describe what other items a borrower may finance in excess of the security provided by the equipment. Also, please revise your prospectus supplement to indicate that you will quantify the amount of the excess as a percentage and in dollars. Finally, include the information in the summary and a corresponding risk factor.

7. We note your disclosure in the second full paragraph after the second bullet. Please advise whether the asset pool will include any loans that would be exceptions to the underwriting criteria. If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the exception(s) and provide data regarding the number of

exception loans in the Summary of Terms section and The Receivables Pool section of the prospectus supplement.

Depositor, page 10

8. We note your disclosure in the second to last sentence of the second paragraph of this section. Please revise your disclosure to define additional reserve support, describe how the additional reserve support was added and to disclose the number of transactions which received such additional reserve support.

Servicer, page 15

Collections and Accounts, page 17

9. Please revise to provide a complete list of instruments that the servicer may utilize to secure timely remittances of collections on the related receivables. We note the catch-all term "other security" in the last sentence of the third paragraph of this section. Please revise.

Administrative Information About the Securities, page 32

Floating Rate Securities, page 33

10. Please revise the first bullet in this section to disclose each of the index rates that may be used to determine interest. In this regard we note the disclosure at the end of this bullet which states "or another index rate we specify in the applicable prospectus supplement."

Credit and Cash Flow Enhancement, page 39

11. We note your disclosure in the first paragraph of this section that credit enhancement for a series of securities "may cover one or more other series of securities." Please advise as to how a form of credit enhancement may cover more than one series of securities. Alternatively, delete this statement here and elsewhere in this section as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Julie Rizzo at (202) 551-3574 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Trent M. Murch
        Greenberg Traurig, LLP
        Fax: (312) 899-0394